UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
(Amendment No. 3)

Under the Securities Exchange Act of 1934

CHINA ENERGY CORPORATION
(Name of Issuer)

Common Stock
(Title of Class of Securities)

16939M103
(CUSIP Number)

Frank J . Marinaro
Loeb & Loeb LLP Beijing Representative Office
Suite 4301, Tower C, Beijing Yintai Centre
2 Jianguomenwai Dajie, Chaoyang District,
Beijing 100022, P.R. China
+86 (10) 5954 3500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 20, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§ 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. *

CUSIP No. 16939M103	Page 2 of 5

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) FORTUNE PLACE HOLDINGS LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) * (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO(1)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	*
6	CITIZENSHIP OR PLACE OF ORGANIZATION BRITISH VIRGIN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,989,107
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 26,989,107
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,989,107
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.9%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1) The shares were obtained pursuant to the transactions described in Item 4, below.

(2) Based on 45,060,000 shares of common stock outstanding as reported by the issuer in its Form 10-K for the period ended November 30, 2011.

CUSIP No. 16939M103	Page 3 of 5

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WENXIANG DING
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) * (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO(1)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	*
6	CITIZENSHIP OR PLACE OF ORGANIZATION PEOPLE’S REPUBLIC OF CHINA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,989,107
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 26,989,107
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,989,107
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.9%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1) The shares were obtained pursuant to the transactions described in Item 4, below.

(2) Based on 45,060,000 shares of common stock outstanding as reported by the issuer in its Form 10-K for the period ended November 30, 2011.

CUSIP No. 16939M103	Page 4 of 5

Amendment No. 3 to Schedule 13D

Fortune Place Holdings Limited, a British Virgin Islands corporation (“Fortune Place”), and Wenxiang Ding (“Mr. Ding”) hereby amend and supplement the Statement on Schedule 13D filed on December 9, 2010 (the “Original Statement”), as amended by Amendment No. 1 thereto filed on July 11, 2011, and as amended by Amendment No. 2 thereto filed on September 8, 2011 (the Original Statement, as so amended being the “13D Statement”) with respect to Common Stock, $0.001 par value (the “Common Stock”) of China Energy Corporation, a Nevada corporation (the “Issuer”). Except as set forth expressly herein, there has been no material change in the facts set forth in the 13D Statement.

Unless otherwise indicated, each capitalized term used and not defined herein shall have the meaning set forth in the 13D Statement.

Item 4. Purpose of the Transaction

Item 4 of the 13D Statement is hereby amend and supplemented by adding the following at the end thereof:

“On March 26, 2012, pursuant to his rights under an option set forth in the Share Transfer Agreement dated November 30, 2010 between Ms. Xu and Mr. Ding, Mr. Ding acquired an additional one-third of the equity of Fortune Place from Ms. Xu. Accordingly, Mr. Ding beneficially owns 666 shares out of 1,000 shares issued and outstanding of Fortune Place. Mr. Ding holds these shares of Fortune Place through Hui Xiang Group Limited, a British Virgin Islands corporation, 100%-owned by Mr. Ding.”

CUSIP No. 16939M103	Page 5 of 5

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: April 20, 2012

FORTUNE PLACE HOLDINGS LIMITED

By:	/s/ Wenxiang Ding
Name:	Wenxiang Ding
Title:	Director

/s/ Wenxiang Ding
Wenxiang Ding